SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

Dole Food Company, Inc.

(Name of the Issuer)

Dole Food Company, Inc.

David H. Murdock

DFC Holdings, LLC

DFC Merger Corp.

Castle & Cooke Investments, Inc.

Castle & Cooke Holdings, Inc.

David H. Murdock Living Trust dated May 28, 1986, as amended

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number of Class of Securities)

C. Michael Carter Dole Food Company, Inc. One Dole Drive Westlake Village, California 91362 (818) 874-4000	David H. Murdock c/o Castle & Cooke, Inc. 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-3636	Scott Griswold DFC Holdings, LLC c/o Castle & Cooke, Inc. 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-3636

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to:

Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 Attention: Jonathan Layne (310) 552-8500	Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626 Attention: Peter J. Tennyson (714) 668-6200	Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, California 90067 Attention: Alison S. Ressler (310) 712-6600

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$745,647,047	$101,706.26

*	The filing fee was determined based on the aggregate merger consideration, which is the sum of (a) the product of 54,615,380 shares of common stock (including 295,200 shares subject to time-based and performance-based restricted stock units and shares of restricted stock) and the merger consideration of $13.50 per share (equal to $737,307,630) and (b) the difference between the merger consideration of $13.50 per share and the exercise price per share of each of the 3,168,667 stock options outstanding for which the exercise price per share is less than $13.50 (equal to $8,339,417). In accordance with Exchange Act Rule 0-11(c), the filing fee of $101,706.26 was determined by multiplying 0.0001364 by the aggregate merger consideration of $745,647,047.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $101,706.26

Form or Registration No.: Schedule 14A

Filing Party: Dole Food Company, Inc.

Date Filed: August 21, 2013

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Explanatory Note

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”), is being filed solely for the purpose of correcting certain typographical and formatting errors in Exhibit (c)(6) to the Schedule 13E-3. No other changes or additions are being made hereby to the Schedule 13E-3.

Item 16.	Exhibits.

(a)(1)	Preliminary Proxy Statement of Dole Food Company, Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with this Schedule 13E-3).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)	Press Release issued by Dole Food Company, Inc., dated August 12, 2013 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2013).

(a)(6)	Press Release issued by Dole Food Company, Inc., dated September 11, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 11, 2013).

(b)(1)†	Commitment Letter, dated August 11, 2013, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Nova Scotia and DFC Holdings, LLC.

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated August 11, 2013 (incorporated herein by reference to Appendix B of the Preliminary Proxy Statement).

(c)(2)†	Presentation of Deutsche Bank Securities Inc. to the Special Committee, dated June 24, 2013.

(c)(3)†	Discussion Materials, dated May 2, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(4)†	Discussion Materials, dated May 14, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(5)†	Discussion Materials, dated May 22, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(6)	Discussion Materials, dated May 23, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(7)†	Discussion Materials, dated July 15, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(8)†	Discussion Materials, dated July 24, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(9)*†	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated August 11, 2013.

(d)(1)	Agreement and Plan of Merger, dated August 11, 2013, among DFC Holdings, LLC, DFC Merger Corp., David H. Murdock and Dole Food Company, Inc., as amended on August 19, 2013 and September 19, 2013 (incorporated herein by reference to Appendix A of the Preliminary Proxy Statement).

(d)(2)†	Equity Commitment Letter and Guarantee, dated August 11, 2013, among David H. Murdock, DFC Holdings, LLC and Dole Food Company, Inc.

(d)(3)	Letter Agreement, dated August 11, 2013, by and between David H. Murdock and Dole Food Company, Inc. (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2013).

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix C of the Preliminary Proxy Statement).

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
†	Previously filed.

SIGNATURES

After due inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of September 24, 2013

Dole Food Company, Inc.

By:	/s/ C. Michael Carter
Name: C. Michael Carter Title: President & COO

David H. Murdock

By:	/s/ David H. Murdock
Name: David H. Murdock

DFC Holdings, LLC

By:	/s/ David H. Murdock
Name: David H. Murdock Title: Manager

DFC Merger Corp.

By:	/s/ David H. Murdock
Name: David H. Murdock Title: President

Castle & Cooke Investments, Inc.

By:	/s/ Scott Griswold
Name: Scott Griswold Title: Executive Vice President

Castle & Cooke Holdings, Inc.

By:	/s/ Scott Griswold
Name: Scott Griswold Title: Executive Vice President

David H. Murdock Living Trust dated May 28, 1986, as amended

By:	/s/ David H. Murdock
Name: David H. Murdock
Title: Trustee